

May 19, 2014

Via E-mail
Teresa Stark
Chief Executive Officer
Stark Naked Bobbers
8650 Miramar Road
San Diego, California 92126

> **Re: Stark Naked Bobbers**
> **Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed May 1, 2014**
> **File No. 333-192468**

Dear Ms. Stark:

We have received your response to our prior comment letter to you dated March 12, 2013 and have the following additional comments.

Summary Information and Risk Factors, page 3

General Information about the Company, page 3

1. We note your response to our prior comment 1. Please disclose the resources you intend to employ to prepare your Exchange Act reports and maintain your accounting records for the purpose of preparing these reports. For example, disclose if you intend to hire staff experienced in maintaining records for the purpose of preparing financial statements pursuant to Exchange Act requirements and that will also prepare these reports, and if not, how you plan to accomplish these activities. In connection with this, please take note of Rule 2-01 of Regulation S-X.

2. Please note that the implied aggregate price of your common stock in the third paragraph should be based on the total number of shares expected to be outstanding after the offering (that is, 13,000,000) and not just on the shares to be issued in the offering. Also, it appears the offering price here should be $0.01 based on disclosure elsewhere in the filing instead of $0.001. Please revise as appropriate.

Teresa Stark
Stark Naked Bobbers
May 19, 2014
Page 2

3. We note your response to our prior comment 5. When you first refer to the "raise" on page 4, please clarify you are referring to the money you hope to raise through this stock offering or advise.

Dilution, page 15

4. Please present dilution only as of the date of the most recent balance sheet presented in the filing, which is January 31, 2014. Accordingly, remove the dilution presented as of October 31, 2013.

Information with Respect to the Registrant, page 19

Product Development, page 20

5. We note your response to our prior comment 11. If you are only going to offer custom bobber kits for certain models of the manufacturers you list, please revise to make that clear and reference for which models, for each manufacturer, for which you are going to offer customized seats, handle bars, lights, and fenders, to the extent practicable.

You may contact Aamira Chaudhry at (202) 551- 3389 or Doug Jones at (202) 551- 3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

cc: Harold P. Gewerter, Esq.